Exhibit 99.1

EUDA Announces Reverse Stock Split of its Ordinary Shares

SINGAPORE, March 19, 2026 (GLOBE NEWSWIRE) — EUDA Health Holdings Limited (NASDAQ: EUDA) (“EUDA” or the “Company”), a Singapore based non-invasive healthcare provider in Asia focused on Singapore, Malaysia and China, today announced that it will implement a reverse stock split of its ordinary shares at a ratio of 1-for-20 (the “Reverse Stock Split”). The Reverse Stock Split was approved by the Company’s Board of Directors in accordance with British Virgin Islands law. The Reverse Stock Split will take effect at market open on March 23, 2026, and the ordinary shares will trade on a post-split basis on the Nasdaq Capital Market under the Company’s existing trading symbol “EUDA” and will continue to trade under that symbol. The new CUSIP number for EUDA’s ordinary shares following the Reverse Stock Split will be G3142E147.

When the Reverse Stock Split becomes effective, the total number of ordinary shares held by each stockholder of the Company will be converted automatically into the number of ordinary shares equal to (i) the number of issued and outstanding ordinary shares held by each such stockholder immediately prior to the Reverse Stock Split, divided by (ii) twenty (20), with such resulting number of shares rounded up to the nearest whole share. As a result, no fractional shares will be issued in connection with the Reverse Stock Split and no cash or other consideration will be paid in connection with any fractional shares that would otherwise have resulted from the Reverse Stock Split.

Currently, the Company has approximately 50,307,491 ordinary shares outstanding. After the Reverse Stock Split, the Company will have approximately 2,515,375 ordinary shares outstanding. Each stockholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Reverse Stock Split.

In connection with the Reverse Stock Split, the terms of the Company’s warrants will be adjusted in line with the Reverse Stock Split so that the number of ordinary shares underlying the warrants will be proportionately reduced, and the exercise price of the warrants will be proportionately increased. Currently, the Company has approximately 4,458,625 ordinary shares issuable upon exercise of an aggregate of 8,917,250 warrants, with each warrant entitling the holder to purchase one-half of one ordinary share at an exercise price of $11.50 per share. After the Reverse Stock Split, the Company would have approximately 222,932 ordinary shares issuable upon exercise of an aggregate of 8,917,250 warrants, with each warrant entitling the holder to purchase one-fortieth of one ordinary share at an exercise price of $230.00 per share.

The combination of, and reduction in, the ordinary shares as a result of the Reverse Stock Split will occur automatically at the effective time of the Reverse Stock Split without any additional action on the part of the Company’s stockholders. The Company’s transfer agent, Equiniti, is acting as the exchange agent for the Reverse Stock Split and will send stockholders of record holding their shares electronically in book-entry form a transaction notice indicating the number of shares of common stock held after the Reverse Stock Split. Stockholders who hold their shares through a broker, bank, or other nominee will have their positions adjusted to reflect the Reverse Stock Split, subject to their broker, bank, or other nominee’s particular processes, and are not expected to be required to take any action in connection with the Reverse Stock Split. Stockholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent which will issue a new stock certificate reflecting the Reverse Stock Split to each requesting stockholder.

About EUDA Health Holdings Limited

EUDA Health Holdings Limited (NASDAQ: EUDA) is a Singapore-based leading non-invasive healthcare provider in Asia with a focus on Singapore, Malaysia and China. The Company aims to become a market leader in non-invasive and preventive healthcare, with a strategic focus on the fast-growing longevity sector. Our mission is to address the evolving healthcare needs of over 1.8 billion people across the region which is experiencing significant demographic shifts as more than 30% of the population ages rapidly. By offering innovative, accessible, and science-backed health solutions, EUDA is positioned to lead the transformation of regional healthcare from reactive medical treatment to proactive, longevity-focused care. EUDA also runs a Singapore-based property management business.

Forward-Looking Statements

This document may contain forward-looking statements regarding risks and uncertainties. These statements usually use forward-looking words, such as the words “estimates,” “projected,” “expects,” “envisions,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside EUDA’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. You should not overly rely on forward-looking statements that are only applicable to the date of publication of this document. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Christensen Advisory

Christian Arnell
Phone: +852 2117 0861
Email: christian.arnell@christensencomms.com

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